UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of May 2025

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

Interim Financial Information
Sendas Distribuidora S.A.

ASSAÍ
ATACADISTA
MOTOS

ASAI3B3 IBOVESPAB3 IBRAB3 IBRX100B3 ISEB3 ICO2B3 ICONB3 IGCB3 IGCTB3 ITAGB3 IDVB3 SMLLB3 IGPTWB3

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR – Interim Financial Information – 3/31/2025 – SENDAS DISTRIBUIDORA S.A.
Contents

Corporate Information / Capital Composition
Interim financial information	2
Individual Statements
Balance Sheet - Assets	3
Balance Sheet - Liabilities	4
Statements of Operations	5
Statements of Comprehensive Income	6
Statements of Cash Flows	7
Statements of Changes in Shareholders’ Equity	8

Notes to the Interim Financial Information	9

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR – Interim Financial Information – 3/31/2025 – SENDAS DISTRIBUIDORA S.A.
Corporate information / Capital composition

Number of Shares	Current quarter
(Thousands)	3/31/2025
Share Capital
Common	1,352,245
Preferred	-
Total	1,352,245
Treasury Shares
Common	3,800
Preferred	-
Total	3,800

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR – Interim Financial Information – 3/31/2025 – SENDAS DISTRIBUIDORA S.A.
Individual Financial Statements / Balance Sheet - Assets
R$ (in thousands)

		Current Quarter	Prior year
Account code	Account description	3/31/2025	12/31/2024
1	Total Assets	44,685,000	45,593,000
1.01	Current Assets	15,707,000	16,448,000
1.01.01	Cash and cash equivalents	4,402,000	5,628,000
1.01.03	Accounts Receivables	1,820,000	2,210,000
1.01.03.01	Trade Receivables	1,820,000	2,210,000
1.01.04	Inventories	8,074,000	7,127,000
1.01.06	Recoverable Taxes	1,143,000	1,241,000
1.01.08	Other Current Assets	268,000	242,000
1.01.08.03	Others	268,000	242,000
1.01.08.03.01	Derivative Financial Instruments	5,000	93,000
1.01.08.03.03	Other Accounts Receivable	46,000	50,000
1.01.08.03.04	Expenses in Advance	217,000	99,000
1.02	Non-current Assets	28,978,000	29,145,000
1.02.01	Long-Term Assets	1,559,000	1,196,000
1.02.01.07	Deferred Taxes	166,000	140,000
1.02.01.09	Receivable From Related Parties	21,000	23,000
1.02.01.09.04	Receivable from Others Related Parties	21,000	23,000
1.02.01.10	Other Non-current Assets	1,372,000	1,033,000
1.02.01.10.04	Recoverable Taxes	874,000	672,000
1.02.01.10.05	Restricted Deposits for Legal Proceedings	23,000	24,000
1.02.01.10.06	Derivative Financial Instruments	425,000	297,000
1.02.01.10.07	Other Accounts Receivable	42,000	31,000
1.02.01.10.08	Expenses in Advance	8,000	9,000
1.02.02	Investments	804,000	804,000
1.02.02.01	Investments in Associates	804,000	804,000
1.02.02.01.03	Joint Venture Participation	804,000	804,000
1.02.03	Property, Plant and Equipment	21,435,000	21,962,000
1.02.03.01	Property, Plant and Equipment in Use	13,362,000	13,564,000
1.02.03.02	Right of Use on Leases	8,073,000	8,398,000
1.02.04	Intangible Assets	5,180,000	5,183,000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR – Interim Financial Information – 3/31/2025 – SENDAS DISTRIBUIDORA S.A.
Individual Financial Statements / Balance Sheet - Liabilities
R$ (in thousands)

		Current Quarter	Prior year
Account code	Account description	3/31/2025	12/31/2024
2	Total Liabilities	44,685,000	45,593,000
2.01	Current Liabilities	14,897,000	16,312,000
2.01.01	Payroll and Related Taxes	720,000	682,000
2.01.01.01	Social Taxes	86,000	97,000
2.01.01.02	Payroll Taxes	634,000	585,000
2.01.02	Trade Payables	11,418,000	11,647,000
2.01.02.01	National Trade Payables	11,418,000	11,647,000
2.01.02.01.01	Trade Payables	10,592,000	10,709,000
2.01.02.01.02	Trade Payables - Agreements	826,000	938,000
2.01.03	Taxes and Contributions Payable	424,000	563,000
2.01.04	Borrowings and Financing	1,249,000	2,084,000
2.01.04.01	Borrowings and Financing	48,000	38,000
2.01.04.02	Debentures	1,201,000	2,046,000
2.01.05	Other Liabilities	1,086,000	1,336,000
2.01.05.02	Others	1,086,000	1,336,000
2.01.05.02.01	Dividends and Interest on own Capital Payable	20,000	129,000
2.01.05.02.09	Deferred Revenue	372,000	449,000
2.01.05.02.17	Lease Liability	399,000	412,000
2.01.05.02.19	Other Accounts Payable	295,000	346,000
2.02	Non-current Liabilities	24,403,000	24,026,000
2.02.01	Borrowings and Financing	15,070,000	14,481,000
2.02.01.01	Borrowings and Financing	2,267,000	1,720,000
2.02.01.02	Debentures	12,803,000	12,761,000
2.02.02	Other Liabilities	9,046,000	9,296,000
2.02.02.02	Others	9,046,000	9,296,000
2.02.02.02.05	Trade payables	5,000	12,000
2.02.02.02.09	Lease Liability	8,976,000	9,232,000
2.02.02.02.11	Other Accounts Payable	57,000	47,000
2.02.02.02.12	Cash-settled share plan	8,000	5,000
2.02.04	Provision	259,000	223,000
2.02.06	Deferred Earnings and Revenue	28,000	26,000
2.02.06.02	Deferred Revenue	28,000	26,000
2.03	Shareholders’ Equity	5,385,000	5,255,000
2.03.01	Share Capital	1,456,000	1,272,000
2.03.02	Capital Reserves	74,000	62,000
2.03.04	Earnings Reserves	3,866,000	3,933,000
2.03.08	Other Comprehensive Income	(11,000)	(12,000)

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR – Interim Financial Information – 3/31/2025 – SENDAS DISTRIBUIDORA S.A.
Individual Financial Statements / Statements of Operations
R$ (in thousands)

		Year to date current year	Year to date prior year
Account code	Account description	1/1/2025 to 3/31/2025	1/1/2024 to 3/31/2024
3.01	Net Operating Revenue	18,552,000	17,222,000
3.02	Cost of Sales	(15,486,000)	(14,420,000)
3.03	Gross Profit	3,066,000	2,802,000
3.04	Operating Expense/Income	(2,125,000)	(1,988,000)
3.04.01	Selling Expenses	(1,508,000)	(1,416,000)
3.04.02	General and Administrative Expenses	(231,000)	(205,000)
3.04.05	Other Operating Expenses	(403,000)	(383,000)
3.04.05.01	Depreciation/ Amortization	(401,000)	(379,000)
3.04.05.03	Other Operating Expenses	(2,000)	(4,000)
3.04.06	Share of Profit of Associates	17,000	16,000
3.05	Profit from Operations Before Net Financial Expenses and Taxes	941,000	814,000
3.06	Net Financial Result	(790,000)	(760,000)
3.06.01	Financial Revenues	83,000	43,000
3.06.02	Financial Expenses	(873,000)	(803,000)
3.07	Income Before Income Tax and Social Contribution	151,000	54,000
3.08	Income Tax and Social Contribution	(34,000)	6,000
3.08.01	Current	(61,000)	(27,000)
3.08.02	Deferred	27,000	33,000
3.09	Net Income from Continued Operations	117,000	60,000
3.11	Retained Earnings/Loss of the Period	117,000	60,000
3.99	Earnings per Share - (Reais/Share)
3.99.01	Basic Earnings Per Share
3.99.01.01	Common	0.08710	0.04475
3.99.02	Diluted Earnings Per Share
3.99.02.01	Common	0.08663	0.04465

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR – Interim Financial Information – 3/31/2025 – SENDAS DISTRIBUIDORA S.A.
Individual Financial Statements / Statements of Comprehensive Income
R$ (in thousands)

		Year to date current year	Year to date prior year
Account code	Account description	1/1/2025 to 3/31/2025	1/1/2024 to 3/31/2024
4.01	Net Income for the period	117,000	60,000
4.02	Other Comprehensive Income	1,000	3,000
4.02.04	Fair value of receivables	1,000	5,000
4.02.06	Income Tax Effect	-	(2,000)
4.03	Total Comprehensive Income for the period	118,000	63,000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR – Interim Financial Information – 3/31/2025 – SENDAS DISTRIBUIDORA S.A.
Individual Financial Statements / Statements of Cash Flows - Indirect method
R$ (in thousands)

		Year to date current year	Year to date prior year
Account code	Account description	1/1/2025 to 3/31/2025	1/1/2024 to 3/31/2024
6.01	Net Cash Operating Activities	396,000	457,000
6.01.01	Cash Provided by the Operations	1,566,000	1,345,000
6.01.01.01	Net profit for the period	117,000	60,000
6.01.01.02	Deferred Income Tax and Social Contribution	(26,000)	(24,000)
6.01.01.03	Loss of Disposal of Property, Plant and Equipment and Leasing	2,000	4,000
6.01.01.04	Depreciation and Amortization	429,000	399,000
6.01.01.05	Financial Charges	829,000	775,000
6.01.01.07	Share of Profit of Associates	(17,000)	(16,000)
6.01.01.08	Provision for Legal Proceedings	58,000	2,000
6.01.01.10	Provision for Stock Option	12,000	5,000
6.01.01.11	Losses (Reverses) Allowance for Doubtful Accounts	1,000	(1,000)
6.01.01.13	Provision for Allowance for Inventory Losses and Damages	161,000	141,000
6.01.02	Variations in Assets and Liabilities	(1,170,000)	(888,000)
6.01.02.01	Trade Receivables	389,000	417,000
6.01.02.02	Inventories	(1,108,000)	(56,000)
6.01.02.03	Recoverable Taxes	(157,000)	22,000
6.01.02.04	Other Assets	(124,000)	(114,000)
6.01.02.05	Related Parties	2,000	3,000
6.01.02.06	Restricted Deposits for Legal Proceedings	1,000	3,000
6.01.02.07	Trade Payables	-	(1,258,000)
6.01.02.08	Payroll and Related Taxes	38,000	32,000
6.01.02.09	Taxes and Social Contributions Payable	(84,000)	25,000
6.01.02.10	Payment for Legal Proceedings	(28,000)	(27,000)
6.01.02.11	Deferred Revenue	(75,000)	(85,000)
6.01.02.12	Other Liabilities	(41,000)	56,000
6.01.02.15	Dividends Received	17,000	94,000
6.02	Net Cash of Investing Activities	(306,000)	(405,000)
6.02.02	Purchase of Property, Plant and Equipment	(304,000)	(409,000)
6.02.03	Purchase of Intangible Assets	(5,000)	(7,000)
6.02.04	Proceeds from Property, Plant and Equipment	1,000	-
6.02.09	Proceeds from Assets Held for Sale	2,000	11,000
6.03	Net Cash of Financing Activities	(1,316,000)	(973,000)
6.03.02	Proceeds from Borrowings	608,000	500,000
6.03.03	Payment of Borrowings	(1,036,000)	(25,000)
6.03.04	Payment of Interest on Borrowings	(400,000)	(187,000)
6.03.05	Dividends and interest on own equity, paid	(109,000)	-
6.03.09	Payment of Lease Liabilities	(86,000)	(101,000)
6.03.10	Payment of Interest on Lease Liabilities	(285,000)	(263,000)
6.03.11	Borrowing costs from borrowings	(1,000)	(3,000)
6.03.12	Payment Points of Sales Acquisition	(7,000)	(894,000)
6.05	Increase (Decrease) in Cash and Equivalents	(1,226,000)	(921,000)
6.05.01	Cash and Cash Equivalents at the beginning of the period	5,628,000	5,459,000
6.05.02	Cash and Cash Equivalents at the end of the period	4,402,000	4,538,000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR – Interim Financial Information – 3/31/2025 – SENDAS DISTRIBUIDORA S.A.
Individual Financial Statements / Statements of Changes in Shareholders' Equity 1/1/2024 to 3/31/2024 R$ (in thousands)

Account code	Account description	Capital stock	Capital reserves, granted options and treasury shares	Profit reserves	Retained earnings /Accumulated losses	Other comprehensive income	Shareholders' equity
5.01	Opening Balance	1,272,000	56,000	3,309,000	-	(7,000)	4,630,000
5.03	Adjusted Opening Balance	1,272,000	56,000	3,309,000	-	(7,000)	4,630,000
5.04	Capital Transactions with Shareholders	-	5,000	-	-	-	5,000
5.04.03	Stock Options Granted	-	5,000	-	-	-	5,000
5.05	Total Comprehensive Income	-	-	-	60,000	3,000	63,000
5.05.01	Net Income for the Period	-	-	-	60,000	-	60,000
5.05.02	Other Comprehensive Income	-	-	-	-	3,000	3,000
5.05.02.07	Fair Value of Receivables	-	-	-	-	5,000	5,000
5.05.02.09	Income Tax Effect	-	-	-	-	(2,000)	(2,000)
5.06	Internal Changes of Shareholders' Equity	-	-	60,000	(60,000)	-	-
5.06.05	Tax Incentive Reserve	-	-	60,000	(60,000)	-	-
5.07	Closing Balance	1,272,000	61,000	3,369,000	-	(4,000)	4,698,000

Individual Financial Statements / Statements of Changes in Shareholders' Equity 1/1/2025 to 3/31/2025 R$ (in thousands)

Account code	Account description	Capital stock	Capital reserves, granted options and treasury shares	Profit reserves	Retained earnings /Accumulated losses	Other comprehensive income	Shareholders' equity
5.01	Opening Balance	1,272,000	62,000	3,933,000	-	(12,000)	5,255,000
5.03	Adjusted Opening Balance	1,272,000	62,000	3,933,000	-	(12,000)	5,255,000
5.04	Capital Transactions with Shareholders	184,000	12,000	(184,000)	-	-	12,000
5.04.01	Capital Contribution	184,000	-	(184,000)	-	-	-
5.04.03	Stock Options Granted	-	12,000	-	-	-	12,000
5.05	Total Comprehensive Income	-	-	-	117,000	1,000	118,000
5.05.01	Net Income for the Period	-	-	-	117,000	-	117,000
5.05.02	Other comprehensive income	-	-	-	-	1,000	1,000
5.05.02.07	Fair Value of Receivables	-	-	-	-	1,000	1,000
5.07	Closing Balance	1,456,000	74,000	3,749,000	117,000	(11,000)	5,385,000

1	CORPORATE INFORMATION

	Sendas Distribuidora S.A. (“Company” or “Sendas”) is a publicly held company listed in the Novo Mercado segment of B3 S.A. - Brasil, Bolsa, Balcão (B3), under ticker symbol "ASAI3". The Company is primarily engaged in the retail and wholesale of food products, bazaar items and other products through its chain of stores, operated under “ASSAÍ” brand, since this is the only disclosed segment. The Company's registered office is at Avenida Ayrton Senna, 6.000, Lote 2 - Anexo A, Jacarepaguá, in the State of Rio de Janeiro. As of March 31, 2025 and as of December 31, 2024, the Company operated 302 stores and 12 distribution centers in the five regions of the country, with operations in 24 states and in the Federal District.

1.1	Quarterly highlights

	The quarterly highlights for the three-month period ended March 31, 2025, were:

	Borrowings in foreign currency with swap operations, see note 15.5.

	Capital contribution through expansion reserve, see note 19.1.

	Payment of interest on own capital, see note 19.2.

	Approval of the mandatory minimum dividends, see note 19.2.

2	BASIS OF PREPARATION AND DISCLOSURE OF THE INTERIM FINANCIAL INFORMATION

	The interim financial information has been prepared in accordance with IAS 34 – Interim Financial Reporting issued by the International Accounting Standards Board (“IASB”) and accounting standard CPC 21 (R1) – Interim Financial Report and disclosed aligned with the standards approved by the Brazilian Securities and Exchange Commission (“CVM”), applicable to the preparation of the Interim Financial Information.

	The interim financial information have been prepared based on the historical cost basis, except for: (i) certain financial instruments; and (ii) assets and liabilities arising from business combinations measured at their fair values, when applicable. In accordance with OCPC 07 (R1) - Presentation and Disclosures in General Purpose - Financial Statements, all significant information related to the interim financial information, and only them, is being disclosed and is consistent with the information used by Management in managing of the Company's activities.

	The interim financial information are presented in millions of Brazilian Reais (R$), which is the Company's functional currency.

	The interim financial information for the period ended March 31, 2025 were approved by the Board of Directors on May 8, 2025.

3	MATERIAL ACCOUNTING POLICIES

	The material accounting policies and practices applied by the Company to the preparation of the interim financial information are in accordance with those adopted and disclosed in note 3 and in each explanatory note corresponding to the financial statements for the year ended December 31, 2024, approved on February 19, 2025 and, therefore, it should be read together.

3.1	Standards, amendments and interpretations

	In the period ended March 31, 2025, the new current standards, were evaluated and produced no effect on the interim financial information disclosed, additionally the Company did not adopt in advance the IFRS issued and not yet current.

4	SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

	The preparation of the interim financial information requires Management to makes judgments and estimates and adopt assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities at the end of the reporting period, however, the uncertainties about these assumptions and estimates may generate results that require substantial adjustments to the carrying amount of the asset or liability in future periods.

	The significant assumptions and estimates applied on the preparation of the interim financial information for the period ended March 31, 2025, were the same as those adopted in the financial statements for the year ended December 31, 2024, approved on February 19, 2025, disclosed in note 5.

5	CASH AND CASH EQUIVALENTS

		3/31/2025	12/31/2024
	Cash and bank accounts	90	106
	Cash and bank accounts - Abroad (i)	26	28
	Financial investments (ii)	4,286	5,494
		4,402	5,628

	(i) As of March 31, 2025, the Company had funds held abroad, of which R$26 in US dollars (R$28 in US dollars as of December 31, 2024).
	(ii) As of March 31, 2025, the financial investments refer to the repurchase and resale agreements and Bank Deposit Certificates - CDB, with a weighted average interest rate of 99.14% of the CDI - Interbank Deposit Certificate (98.54% of the CDI as of December 31, 2024). The Company's exposure to interest rate indexes and the sensitivity analysis for these financial assets are disclosed in note 15.3.

6	TRADE RECEIVABLES

				Note	3/31/2025	12/31/2024
	From sales with:
	Credit card			6.1	1,106	1,418
	Credit card - related parties (FIC)			9.1	364	412
	Tickets			6.1	150	113
	Total of credit card and tickets				1,620	1,943

	Slips				168	177
	Suppliers and others				36	93
					1,824	2,213
	Expected credit loss for doubtful accounts			6.2	(4)	(3)
					1,820	2,210

	The breakdown of trade receivables by their gross amount by maturity period is presented below:

					Overdue
			Total	Due	Less than 30 days	Over 30 days
	March 31, 2025		1,824	1,821	1	2
	December 31, 2024		2,213	2,204	8	1

6.1	Assignment of receivables

	The Company assigned part of its receivables referring to credit cards and tickets with operators, without any right of recourse, aiming to anticipate its cash flow. As of March 31, 2025, the amount of these operations is R$1,883 (R$1,976 as of December 31, 2024). The amount was derecognized from the balance of trade receivables, since all risks related to the receivables were substantially transferred. The cost to advance these credit card receivables as of March 31, 2025 was R$37 (R$44 as of March 31, 2024) classified as “Cost and discount of receivables” in note 23.

	As of March 31, 2025, the amount of receivables, currently, discountable (credit cards and tickets) is R$1,620 (R$1,943 as of December 31,2024).

6.2	Expected credit loss for doubtful accounts

			3/31/2025	3/31/2024
	At the beginning of the period		(3)	(15)
	Additions		(3)	(25)
	Reversals		2	26
	At the end of the period		(4)	(14)

7	INVENTORIES

		Note	3/31/2025	12/31/2024
	Stores		7,090	6,498
	Distribution centers		1,582	1,231
	Commercial agreements	7.1	(536)	(505)
	Inventory losses	7.2	(62)	(97)
			8,074	7,127

7.1	Commercial agreements

	As of March 31, 2025, the amount of unrealized commercial agreements, presented as a reduction of inventory balance, totaled R$536 (R$505 as of December 31, 2024).

7.2	Inventory losses

			3/31/2025	3/31/2024
	At the beginning of the period		(97)	(81)
	Additions		(169)	(146)
	Reversals		8	5
	Write-offs		196	177
	At the end of the period		(62)	(45)

8	RECOVERABLE TAXES

			Note	3/31/2025	12/31/2024
	ICMS		8.1	1,461	1,297
	PIS and COFINS		8.2	320	353
	Social Security Contribution - INSS		147	144
	Withholding taxes to be recovered		89	119
			2,017	1,913

	Current		1,143	1,241
	Non-current		874	672

8.1	State VAT tax credits - ICMS

	The Brazilian States have been substantially amending their local laws aiming at implementing and broadening the ICMS tax replacement system. This system entails the prepayment of ICMS of the whole commercial chain, upon goods outflow from an industrial establishment or importer or their inflow into each State. The expansion of this system to an increasingly wider range of products sold in the retail generates the prepayment of the tax and consequently a refund in certain operations.

	• Expected realization of ICMS credits

	For the interim financial information as of March 31, 2025, the Company's management has monitoring controls over the adherence to the annually established plan, reassessing and including new elements that contribute to the realization of the recoverable ICMS balance, as shown in the chart below:

8.2	PIS and COFINS credit

	On March 15, 2017, the Federal Supreme Court ("STF”) recognized the unconstitutionality of the inclusion of ICMS in the PIS and COFINS calculation base. On May 13, 2021, the STF judged the Declaration Embargoes in relation to the amount to be excluded from the calculation basis of the contributions, which should only be the ICMS paid, or if the entire ICMS, as shown in the respective invoices. The STF rendered a favorable decision to the taxpayers, concluding that all ICMS highlighted should be excluded from the calculation basis.

	Currently the Company, with the favorable judgment of the Supreme Court, has recognized the exclusion of ICMS from the PIS and COFINS calculation basis.

	• Expected realization of PIS and COFINS credits

	For the interim financial information as of March 31, 2025, the Company's management has monitoring controls over the adherence to the annually established plan, reassessing and including new elements that contribute to the realization of the recoverable PIS and COFINS balance, in the amount of R$320, and expected realization is within one year.

9	RELATED PARTIES

9.1	Balances and related party transactions

		Assets				Liabities		Transactions
		Trade receivables		Other assets		Trade payables		Revenue (expenses)
		3/31/2025	12/31/2024	3/31/2025	12/31/2024	3/31/2025	12/31/2024	3/31/2025	3/31/2024
	Joint venture
	Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento (“FIC”)	364	412	21	23	20	26	7	7
		364	412	21	23	20	26	7	7

	Current	364	412	-	-	20	26
	Non-current	-	-	21	23	-	-

	After the completion of the spin-off between the Company and Grupo Pão de Açucar ("GPA") on December 31, 2020, both undertook to put forth commercially reasonable efforts, within up to 18 months, to release, replace and/or otherwise remove the counterparty from the position of guarantor of liabilities or obligations, which after such term would be subject to the payment of a fee, net, as remuneration for the guarantees provided by both parties. If the Company and GPA cease to be submitted to common control, the parties would be required to release, replace and/or otherwise remove the guarantees until then not replaced or provided, observing the terms established in the Separation Agreement.

	The Company and GPA ceased to be related parties in fiscal year 2023 and are taking the necessary measures to replace the cross guarantees on the contractual obligations of: (i) rental of stores; (ii) borrowing agreement; and (iii) purchase of electricity. The fee paid to GPA as remuneration for the guarantees provided as of March 31, 2025 and December 31, 2024 was less than R$1.

9.2	Management compensation

	Expenses referring to the executive board compensation recorded in the Company’s statement of operations in the period ended March 31, 2025 and 2024 as follows (amounts expressed in thousands of reais):

		Base salary		Variable compensation		Stock option plan and shared-based payment plan		Total
		2025	2024	2025	2024	2025	2024	2025	2024
	Board of directors	3,189	3,048	-	-	-	-	3,189	3,048
	Statutory officers	3,389	3,562	4,863	5,562	11,005	4,890	19,257	14,014
	Executives excluding statutory officers	13,011	8,607	8,998	17,804	5,074	4,371	27,083	30,782
	Fiscal council	157	141	-	-	-	-	157	141
		19,746	15,358	13,861	23,366	16,079	9,261	49,686	47,985

	The stock option plan, fully convertible into shares, refers to the Company's and this plan has been treated in the Company's statement of operations. The corresponding expenses are allocated to the Company and recorded in the statement of operations against capital reserve - stock options in shareholders' equity. There are no other short-term benefits granted to members of the Company's management. The long-term benefit plans are disclosed in notes 19.5.4 and 19.5.5.

10	INVESTMENTS

	The details of the Company's investments at the end of the period are as follows:

						Participation in investments - %
						Direct participation
	Investment type	Company			Country	3/31/2025		12/31/2024
	Joint venture	Bellamar Empreendimento e Participações S.A.			Brazil	50.00		50.00

	Summary of financial information of Joint Venture

		3/31/2025		12/31/2024
	Current assets	1		1
	Non-current assets	461		461
	Shareholders´ equity	462		462

		3/31/2025		3/31/2024
	Net income for the period	34		32

	Investments composition and breakdown

		3/31/2025		3/31/2024
	At the beginning of the period	804		864
	Share of profit of associates	17		16
	Dividends received	(17)		(94)
	At the end of the period	804		786

10.1	Impairment test of investments

	The impairment test of investments uses the same practices described in note 11.1, to the financial statements as of December 31, 2024.

	The Company monitored the plan used to assess impairment test as of December 31, 2024, and concluded that there is no events which could indicate losses or the need for a new evaluation for the period ended March 31, 2025.

11	PROPERTY, PLANT AND EQUIPMENT

11.1	Breakdown and composition of property, plant and equipment

		As of 12/31/2024	Additions (i)	Write-offs	Depreciation	Transfers and others	As of 3/31/2025		Historical cost	Accumulated depreciation
	Lands	559	-	-	-	-	559	=	559	-
	Buildings	894	2	-	(6)	1	891		1,077	(186)
	Improvements	8,318	36	(1)	(131)	3	8,225		10,340	(2,115)
	Machinery and equipment	2,431	17	(1)	(74)	1	2,374		3,681	(1,307)
	Facilities	245	2	-	(9)	1	239		445	(206)
	Furniture and appliances	889	10	(1)	(41)	2	859		1,457	(598)
	Constructions in progress	123	6	-	-	(9)	120		120	-
	Others	105	5	-	(16)	1	95		297	(202)
		13,564	78	(3)	(277)	-	13,362		17,976	(4,614)

		As of 12/31/2023	Additions (i)	Write-offs	Depreciation	Transfers and others	As of 3/31/2024		Historical cost	Accumulated depreciation
	Lands	559	-	-	-	-	559	=	559	-
	Buildings	777	31	-	(5)	41	844		1,006	(162)
	Improvements	8,099	93	(1)	(124)	(32)	8,035		9,643	(1,608)
	Machinery and equipment	2,310	71	-	(65)	6	2,322		3,361	(1,039)
	Facilities	270	2	-	(9)	-	263		432	(169)
	Furniture and appliances	903	29	(2)	(39)	5	896		1,342	(446)
	Constructions in progress	111	5	-	-	(20)	96		96	-
	Others	119	8	-	(13)	2	116		265	(149)
		13,148	239	(3)	(255)	2	13,131		16,704	(3,573)
	(i) Includes interest capitalization in the amount of R$4 (R$15 as of March 31, 2024), see note 11.2.

11.2	Capitalized borrowing costs and lease

	The value of capitalized borrowing costs and lease directly attributable to the reform, construction and acquisition of property, plant and equipment and intangible assets within the scope of CPC 20 (R1)/IAS 23 - Borrowing Costs and the amount of interest on lease liabilities incorporated into the value of the property, plant and equipment and/or intangible assets, for the period in which the assets are not yet in their intended use in accordance with CPC 06 (R2)/IFRS 16 - Leases, amounted to R$4 (R$15 as of March 31, 2024). The average rate used to calculate the borrowing costs eligible for capitalization was 110.29% (113.41% as of March 31, 2024) of CDI, corresponding to the effective interest rate of borrowings taken by the Company.

11.3	Additions to property, plant and equipment for cash flow purpose

		3/31/2025	3/31/2024
	Additions	78	239
	Capitalized borrowing costs	(4)	(15)
	Financing of property, plant and equipment - Additions	(69)	(231)
	Financing of property, plant and equipment - Payments	299	416
		304	409

	Additions related to the purchase of operating assets, purchase of land and buildings to expansion activities, building of new stores and distribution centers, improvements of existing distribution centers and stores and investments in equipment and information technology.

	The additions and payments of property, plant and equipment mentioned above are presented to reconcile the acquisitions during the period with the amounts presented in the statement of cash flows net of items that did not impact cash flow.

11.4	Other information

	As of March 31, 2025, the Company recorded in the cost of sales and services the amount of R$28 (R$20 as of March 31, 2024), relating to the depreciation of machinery, buildings and facilities of transformation service and distribution centers.

11.5	Impairment test of property, plant and equipment

	The impairment test of property, plant and equipment uses the same practices described in note 12.1, to the financial statements as of December 31, 2024.

	The Company monitored the plan used to assess impairment test as of December 31, 2024, and concluded that there is no events which could indicate losses or the need for a new evaluation for the period ended March 31, 2025.

12	INTANGIBLE

12.1	Breakdown and composition of intangible assets

		As of 12/31/2024	Additions	Amortization	As of 3/31/2025	Historical cost	Accumulated amortization
	Goodwill	618	-	-	618	= 871	(253)
	Software	82	5	(6)	81	227	(146)
	Commercial rights	4,444	-	(2)	4,442	4,491	(49)
	Trade name	39	-	-	39	39	-
		5,183	5	(8)	5,180	5,628	(448)

		As of 12/31/2023	Additions	Write-offs	Amortization	As of 3/31/2024	Historical cost	Accumulated amortization
	Goodwill	618	-	-	-	618	= 871	(253)
	Software	63	7	(1)	(5)	64	186	(122)
	Commercial rights	4,452	-	-	(2)	4,450	4,491	(41)
	Trade name	39	-	-	-	39	39	-
		5,172	7	(1)	(7)	5,171	5,587	(416)

12.2	Impairment test of intangible assets with indefinite useful life, including goodwill

The impairment test of intangible assets uses the same practices described in note 12.1, to the financial statements as of December 31, 2024.

The Company monitored the plan used to assess impairment test as of December 31, 2024, and concluded that there is no events which could indicate losses or the need for a new evaluation for the period ended March 31, 2025.

12.3	Commercial rights

Commercial rights with defined and indefinite useful lives are tested following the assumptions described in note 12.1.1, to the financial statements as of December 31, 2024. The Company considered the discounted cash flow of the related store for the impairment test, that is, the store is the Cash Generating Unit - CGU.

The Company monitored the plan used to assess impairment test as of December 31, 2024, and concluded that there is no events which could indicate losses or the need for a new evaluation for the period ended March 31, 2025.

13	LEASES

13.1	Right-of-use

13.1.1	Breakdown and composition of right-of-use assets

		As of 12/31/2024	Additions	Remeasurement	Amortization	As of 3/31/2025		Historical cost	Accumulated amortization
	Buildings	8,340	1	(182)	(141)	8,018		10,354	(2,336)
	Equipment	43	-	-	(2)	41	=	88	(47)
	Assets and rights	15	-	-	(1)	14		29	(15)
		8,398	1	(182)	(144)	8,073		10,471	(2,398)

	As of 12/31/2023	Additions	Remeasurement	Amortization	Transfers and others	As of 3/31/2024		Historical cost	Accumulated amortization
Buildings	8,203	1	118	(136)	(2)	8,184	=	9,989	(1,805)
Equipment	3	-	-	(1)	-	2		44	(42)
Assets and rights	16	-	-	-	-	16		28	(12)
	8,222	1	118	(137)	(2)	8,202		10,061	(1,859)
	.

13.2	Lease liabilities

13.2.1	Minimum future payments and potential right of PIS and COFINS

	Lease contracts totaled R$9,375 as of March 31, 2025 (R$9,644 as of December 31, 2024). The minimum future lease payments, according to lease agreements, with the present value of minimum lease payments, are as follows:

			3/31/2025	12/31/2024
	Lease liabilities - minimum payments
	Less than 1 year		399	412
	From 1 to 5 years		1,539	1,569
	More than 5 years		7,437	7,663
	Present value of financial lease agreements		9,375	9,644
	Current		399	412
	Non-current		8,976	9,232

	Future financing charges		13,480	13,182
	Gross amount of financial lease agreements		22,855	22,826

	PIS and COFINS embedded in the present value of lease agreements		418	430
	PIS and COFINS embedded in the gross value of lease agreements		1,019	1,018

	Lease liabilities interest expense is stated in note 23. The Company´s average incremental interest rate at the agreement signing date was 12.95% in the period ended March 31, 2025 (12.28% as of December 31, 2024).

	In case the Company had adopted the calculation methodology projecting the inflation embedded in the nominal incremental rate and discounted to present value at the nominal incremental rate, the average percentage of inflation to be projected by year would be approximately 7.85% (6.55% as of December 31, 2024). The average term of the agreements analyzed as of March 31, 2025 and as of December 31, 2024 is 17 years.

13.2.2	Lease liability roll forward

			3/31/2025	3/31/2024
	At the beginning of the period		9,644	9,184
	Addition - Lease		1	1
	Remeasurement		(182)	118
	Interest provision		283	263
	Principal amortization		(86)	(101)
	Interest amortization		(285)	(263)
	At the end of the period		9,375	9,202

13.3	Result on variable rentals and subleases

		3/31/2025	3/31/2024
	(Expenses) revenues of the period:
	Variables (1% to 2% of sales)	(3)	(3)
	Subleases (i)	30	26

	(i) Refers mainly to the revenue from lease agreements receivable from commercial galleries.

13.4	Additional information

	In accordance with OFÍCIO-CIRCULAR/CVM/SNC/SEP/N°02/2019 the Company adopted as an accounting policy the requirements of CPC 06 (R2)/IFRS 16 - Leases, in the measurement and remeasurement of its right of use, using the discounted cash flow model, without considering inflation.

	To safeguard the faithful representation of information to meet the requirements of CPC 06 (R2)/IFRS 16 - Leases, and the guidelines of the CVM technical areas, the balances of assets and liabilities without inflation, effectively accounted for (real flow x real rate) are provided, and the estimate of inflated balances in the comparison period (nominal flow x nominal rate).

	Other assumptions, such as the maturity schedule of liabilities and the interest rates used in the calculation, are disclosed in note 13.2.1, as well as inflation indexes are observable in the market, so that the nominal flows can be prepared by the users of the interim financial information.

		3/31/2025	12/31/2024
	Real flow
	Right-of-use assets	8,073	8,398

	Lease liabilities	22,855	22,826
	Embedded interest	(13,480)	(13,182)
		9,375	9,644

	Inflated flow
	Right-of-use assets	12,650	12,022

	Lease liabilities	36,845	33,236
	Embedded interest	(20,209)	(18,084)
		16,636	15,152

Below, we present the flow of payments according to the average term weighted with the respective nominal and inflation rates for each period presented:

14	TRADE PAYABLES AND TRADE PAYABLES - AGREEMENTS

		Note	3/31/2025	12/31/2024
	Trade payables
	Products		10,864	11,253
	Acquisition of property, plant and equipment		43	156
	Service		196	160
	Service - related parties (FIC)	9.1	20	26
	Bonuses from suppliers	14.1	(526)	(874)
			10,597	10,721

	Trade payables - Agreements
	Products	14.2	789	779
	Acquisition of property, plant and equipment	14.2	37	159
			826	938

			11,423	11,659

	Current		11,418	11,647
	Non-current		5	12

14.1	Bonuses from suppliers

	These include commercial agreements and discounts obtained from suppliers. These amounts are defined in agreements and include discounts for purchase volume, joint marketing programs, freight reimbursements, and other similar programs. The receipt occurs by deducting trade notes payable to suppliers, according to conditions established in the supply agreements, so that the financial settlements occur for the net amount.

	The Company assigned part of its bonuses from suppliers, without any right of recourse, with the financial institutions, aiming to anticipate its cash flow. As of March 31, 2025, the amount of bonuses from suppliers due to corresponding to these operations is R$184 (R$234 as of December 31, 2024). The amount was derecognized from receivables from bonuses from suppliers, since all risks related to the bonuses from suppliers were substantially transferred. The cost to advance these bonuses from suppliers as of March 31, 2025 was R$2 (R$1 as of March 31, 2024), classified as “Cost and discount of receivables” in note 23.

14.2	Agreements among suppliers, the Company and banks

	The Company has agreements signed with financial institutions, through which suppliers of products, capital goods and services have the possibility of receiving in advance their amounts receivable, also named “forfait” / “confirming”. The financial institutions become creditors of the operation and the Company settles the payments under the same conditions as those originally agreed with the supplier.

	Management, based on CPC 3 (R2)/IAS 7 and CPC 40 (R1)/IFRS 7, assessed that the economic substance of the transaction is operational, considering that receiving in advance is an exclusive decision of the supplier and, for the Company, there are no changes in the original term negotiated with the supplier, nor changes in the originally contracted amounts. These transactions aim at facilitating the cash flow of its suppliers without the Company having to advancing payments. Management evaluated the potential effects of adjusting these operations to present value and concluded that the effects are immaterial for measurement and disclosure.

	These balances are classified as "Trade payables - Agreements" and the cash flow from these operations are presented as operating in the statement of cash flows.

	Additionally, there is no exposure to any financial institution individually related to these operations and these liabilities are not considered net debt and do not have restrictive covenants (financial or non-financial). In these transactions, the Company earns income referring to the premium for referring suppliers to the operations of advance of receivables, recognized in the financial result, note 23 in the line "Revenue from anticipation of payables", in the amount of R$13 as of March 31, 2025 (R$15 as of March 31, 2024), representing 1.47% of the volume of anticipation transactions that occurred during 2025 (1.47% in period ended March 31, 2024).

	As of March 31, 2025, the balance payable related to these operations is R$826 (R$938 as of December 31, 2024).

	The transactions of trade payables and trade payables – agreement are similar and do not exceed the expiration date of 120 days as of March 31, 2025.

15	FINANCIAL INSTRUMENTS

	The main financial instruments and their amounts recorded in the interim financial information, by category, are as follows:

		Note	Amortized cost	Fair value	FVTOCI (i)	As of 3/31/2025
	Financial assets
	Cash and cash equivalents	5	4,402	-	-	4,402
	Related parties	9.1	21	-	-	21
	Trade receivables and other accounts receivables		288	-	-	288
	Financial instruments at fair value	15.5.1	-	430	-	430
	Trade receivables with credit card and tickets	6	-	-	1,620	1,620
	Financial liabilities
	Other accounts payable		(146)	-	-	(146)
	Trade payables and trade payables - agreements	14	(11,423)	-	-	(11,423)
	Borrowings in domestic currency	15.5.1	(921)	(26)	-	(947)
	Borrowings in foreign currency	15.5.1	-	(1,318)	-	(1,318)
	Debentures and promissory notes	15.5.1	(10,644)	(3,290)	-	(13,934)
	Lease liabilities	13.2	(9,375)	-	-	(9,375)
	Financial instruments at fair value	15.5.1	-	(120)	-	(120)
	Net exposure		(27,798)	(4,324)	1,620	(30,502)

		Note	Amortized cost	Fair value	FVTOCI (i)	As of 12/31/2024
	Financial assets
	Cash and cash equivalents	5	5,628	-	-	5,628
	Related parties	9.1	23	-	-	23
	Trade receivables and other accounts receivables		348	-	-	348
	Financial instruments at fair value	15.5.1	-	390	-	390
	Trade receivables with credit card and tickets	6	-	-	1,943	1,943
	Financial liabilities
	Other accounts payable		(169)	-	-	(169)
	Trade payables and trade payables - agreements	14	(11,659)	-	-	(11,659)
	Borrowings in domestic currency	15.5.1	(918)	(29)	-	(947)
	Borrowings in foreign currency	15.5.1	-	(801)	-	(801)
	Debentures and promissory notes	15.5.1	(11,542)	(3,257)	-	(14,799)
	Lease liabilities	13.2	(9,644)	-	-	(9,644)
	Financial instruments at fair value	15.5.1	-	(18)	-	(18)
	Net exposure		(27,933)	(3,715)	1,943	(29,705)

	(i) Fair Value Through Other Comprehensive Income - FVTOCI.

	The fair value of other financial instruments detailed in the table above approximates the carrying amount based on the existing payment terms and conditions. The financial instruments measured at amortized cost, the fair values of wich differ from the carrying amounts, are disclosed in note 15.4.

15.1	Considerations on risk factors that may affect the business of the Company

15.1.1	Credit risk

	• Cash and cash equivalents

	In order to minimize the credit risk, the investment policies adopted establish investments in financial institutions approved by the Company’s Financial Committee, considering the monetary limits and evaluations of financial institutions, which are regularly updated.

	The Company's financial investments, according to the rating on the national scale of financial institutions, are 100% represented by brAAA as of March 31, 2025 and December 31, 2024.

	• Trade receivables

	The credit risk related to trade receivables is minimized by the fact that a large part of installment sales are made with credit cards and tickets. These receivables may be advanced at any time, without right of recourse, with banks or credit card companies, for the purpose of providing working capital, generating the derecognition of the accounts receivable. In addition, the main acquirers used by the Company are related to first-tier financial institutions with low credit risk. Additionally, for trade receivables collected in installments, the Company monitors the risk for the granting of credit and for the periodic analysis of the expected credit loss balances.

	The Company also incurs counterparty risk related to derivative instruments. This risk is mitigated by carrying out transactions, according to policies approved by governance bodies.

	Except the balances related to credit cards and tickets, there are no receivables or sale to customers that are, individually, more than 5% of accounts receivable or revenues.

15.1.2	Interest rate risk

	The Company obtains borrowings with major financial institutions to meet cash requirements for investments. Accordingly, the Company is mainly exposed to the risk of significant fluctuations in the interest rate, especially the rate related to derivative liabilities (foreign currency exposure hedge) and debts indexed to CDI. The balance of cash and cash equivalents, indexed to CDI, partially offsets the risk of fluctuations in the interest rates.

15.1.3	Foreign currency exchange rate risk

	The fluctuations in the exchange rates may increase the balances of borrowings in foreign currency, and for this reason the Company uses derivative financial instruments, such as swaps, to mitigate the foreign exchange rate risk, converting the cost of debt into domestic currency and interest rates.

15.1.4	Capital risk management

	The main objective of the Company’s capital management is to ensure that the Company maintains its credit rating and a well-balanced equity ratio, in order to support businesses and maximize shareholder value. The Company manages the capital structure and makes adjustments considering the changes in the economic conditions.

	The capital structure is as follows:

		3/31/2025	12/31/2024
	Borrowings, debentures and promissory notes	16,319	16,565
	(-) Cash and cash equivalents	(4,402)	(5,628)
	(-) Derivative financial instruments	(430)	(390)
	Net debt	11,487	10,547

	Shareholders’ equity	5,385	5,255
	% Net debt to shareholders’ equity	213%	201%

15.1.5	Liquidity risk management

	The Company manages liquidity risk through daily monitoring of cash flows and control of maturities of financial assets and liabilities.

	The table below summarizes the aging profile of the Company’s financial liabilities as of March 31, 2025.

		Less than 1 year	From 1 to 5 years	More than 5 years	Total
	Borrowings	212	2,434	-	2,646
	Debenture and promissory notes	2,656	16,996	662	20,314
	Derivative financial instruments	311	(202)	(273)	(164)
	Lease liabilities	1,529	5,604	15,722	22,855
	Trade payables	10,592	5	-	10,597
	Trade payables - Agreements	826	-	-	826
	Other accounts payable	118	28	-	146
		16,244	24,865	16,111	57,220

	The information was prepared considering the undiscounted cash flows of financial liabilities based on the earliest date the Company may be required to make the payment or be eligible to receive the payment. To the extent that interest rates are floating, the undiscounted amount is obtained based on interest rate curves for the year ended March 31, 2025. Therefore, certain balances presented do not agree with the balances presented in the balance sheets.

15.2	Derivative financial instruments

		Notional value		Fair value
		3/31/2025	12/31/2024	3/31/2025	12/31/2024
	Swap of hedge
	Hedge purpose (debt)	4,330	3,710	4,640	4,082

	Long Position
	Fixed rate	26	27	28	29
	USD + Fixed	1,341	731	1,332	797
	Hedge - CRI	2,963	2,952	3,280	3,256

	Short Position	(4,330)	(3,710)	(4,330)	(3,710)

	Net hedge position	-	-	310	372

	Realized and unrealized gains and losses on these contracts during the period ended March 31, 2025 are recorded as net financial results and the balance receivable at fair value is R$310 (balance receivable of R$372 as of December 31, 2024), the assets are recorded as “Derivative Financial Instruments” and the liabilities as “Borrowings and Debentures”.

	The effects of the hedge at fair value through income for the period ended March 31, 2025, resulted in a loss of R$94 (loss of R$45 as of March 31, 2024), recorded under "cost of debt" and "mark-to-market gain (loss)", see note 23.

	The consolidated position of outstanding derivative financial instrument transactions is presented in the table below:

	Description		Reference value	Maturity	3/31/2025	12/31/2024
	Debt
	USD - BRL		USD18	2026	(3)	7
	USD - BRL		USD109	2027	26	59
	USD - BRL		USD100	2028	(32)	-

	Debt
	IPCA - BRL		R$1.972	2028, 2029 and 2031	331	314

	Interest rate swaps registered at CETIP
	Pre-fixed rate x CDI		R$879	2027	(14)	(10)
	Pre-fixed rate x CDI		R$12	2027	1	1
	Pre-fixed rate x CDI		R$14	2027	1	1
	Derivatives - Fair value hedge - Brazil				310	372

15.3	Sensitivity analysis of financial instruments

	According to Management's assessment, the possible reasonable changes scenario considered was, on the maturity date of each transaction, the market curves (interest) of B3.

	To determine the possible relevant change in the relevant risk variable, Management considered the economic environment in which it operates. Therefore, in scenario (I) there is no impact on the fair value of financial instruments and the weighted interest rate (CDI) was 15.03% per year. For scenarios (II) and (III), for the exclusive purpose of sensitivity analysis, Management considered a deterioration of 5% and 10%, respectively, in the risk variables, up to one year of the financial instruments, with the aim of demonstrating the sensitivity of the Company's results in an adverse scenario.

	In the case of derivative financial instruments (aiming at hedging the financial debt), the variations of the scenarios are accompanied by the respective hedges, indicating that the effects are not significant.

	The Company disclosed the net exposure of the derivative financial instruments, the corresponding financial instruments and certain financial instruments in the sensitivity analysis table below, for each of the mentioned scenarios:

					Market projections
	Transactions	Note	Risk (Rate Increase)	As of 3/31/2025	Scenario (I)	Scenario (II)	Scenario (III)
	Borrowings	15.5.1	CDI + 1.62% per year	(925)	(139)	(146)	(153)
	Borrowings (fixed rate)	15.5.1	CDI + 0.20% per year	(26)	(4)	(4)	(5)
	Derivative financial instruments (pre-fixed rate)	15.5.1	CDI + 0.20% per year	(2)	-	-	-
	Borrowings (foreign currency)	15.5.1	CDI + 1.29% per year	(1,318)	(198)	(208)	(218)
	Derivative financial instruments (foreign currency)	15.5.1	CDI + 1.28% per year	9	2	2	2
	Debentures and promissory notes	15.5.1	CDI + 1.33% per year	(14,098)	(2,117)	(2,223)	(2,329)
	Derivative financial instruments (debentures and promissory notes)	15.5.1	CDI + 0.93% per year	(317)	(49)	(51)	(53)
	Total net effect (loss)			(16,677)	(2,505)	(2,630)	(2,756)

	Cash equivalents	5	99.14% of the CDI	4,286	644	676	709

	Net exposure loss			(12,391)	(1,861)	(1,954)	(2,047)

15.4	Fair value measurement

	The Company discloses the fair value of financial instruments measured at fair value and of financial instruments measured at amortized cost, the fair value of which differ from the carrying amounts, pursuant to CPC 46/IFRS 13, which address the concepts of measurement and disclosure requirements. The fair value hierarchy levels are defined below:

	Level 1: fair value measurement at the balance sheet date using quoted prices (unadjusted) in active markets for identical assets or liabilities to which the entity may have access at the measurement date.

	Level 2: fair value measurement at the balance sheet date using other significant observable assumptions for the asset or liability, either directly or indirectly, except quoted prices included in Level 1.

	Level 3: fair value measurement at the balance sheet date using non-observable data for the asset or liability.

	The fair values of cash and cash equivalents, trade receivables and trade payables approximate their carrying amounts.

	The table below sets forth the fair value hierarchy of financial assets and liabilities measured at fair value and of financial instruments measured at amortized cost, all classified as level 2, for which the fair value has been disclosed in the interim financial information:

			Carrying amount	Fair value
		3/31/2025	12/31/2024	3/31/2025	12/31/2024
	Trade receivables with credit card and tickets	1,620	1,943	1,620	1,943
	Interest rate swaps between currencies	(9)	66	(9)	66
	Interest rate swaps	(12)	(8)	(12)	(8)
	Interest rate swaps - CRI	331	314	331	314
	Borrowings and debentures (fair value)	(4,634)	(4,087)	(4,634)	(4,087)
	Borrowings, debentures and promissory notes (amortized cost)	(11,565)	(12,460)	(11,415)	(12,188)
		(14,269)	(14,232)	(14,119)	(13,960)

	There were no change between fair value measurement hierarchy levels during the period ended March 31, 2025.

	Interest rate swaps, cross-currency, borrowings and debentures are classified in Level 2 since the fair value of such financial instruments was determined based on readily observable inputs, such as expected interest rate and current and future foreign exchange rate.

15.5	Borrowings

15.5.1	Debt breakdown

			Average rate	3/31/2025	12/31/2024

		Debentures and promissory notes	CDI + 1.33 % per year	14,098	14,975
		Borrowing costs		(164)	(176)
				13,934	14,799

		Derivative financial instruments - Debentures and promissory notes
		Swap contracts	CDI + 0.93 % per year	(317)	(304)
				(317)	(304)

		Borrowings in domestic currency
		Working capital	CDI + 0.20% per year	26	29
		Working capital	CDI + 1.62% per year	925	923
		Borrowing costs		(4)	(5)
				947	947

		Derivative financial instruments - Domestic currency
		Swap contracts	CDI + 0.20% per year	(2)	(2)
				(2)	(2)

		Borrowings in foreign currency
		Working capital	CDI + 1.29% per year	1,318	801
				1,318	801

		Derivative financial instruments - Foreign currency
		Swap contracts	CDI + 1.28% per year	9	(66)
				9	(66)

	Total of borrowings, debentures and promissory notes			15,889	16,175

		Current asset - Derivative financial instruments		(5)	(93)
		Non-current asset - Derivative financial instruments		(425)	(297)
		Current liabilities - Borrowings		48	38
	Current liabilities - Debentures and promissory notes			1,201	2,046
		Non-current liabilities - Borrowings		2,267	1,720
	Non-current liabilities - Debentures and promissory notes			12,803	12,761

15.5.2	Roll forward of borrowings

			3/31/2025		3/31/2024
	At the beginning of the period		16,175		14,910
	Funding		608		500
	Borrowing costs		(1)		(3)
	Interest provision		525		459
	Swap contracts		101		(13)
	Mark-to-market		(7)		58
	Exchange rate and monetary variation		(90)		-
	Borrowing costs amortization		14		16
	Interest amortization		(400)		(187)
	Principal amortization		(1,003)		(3)
	Swap amortization		(33)		(22)
	At the end of the period		15,889		15,715

15.5.3	Schedule of non-current maturities

	* The net value of non-current is R$14,645.

15.6	Debentures and promissory notes

				Date
		Issue amount (in thousands)	Outstanding debentures (units)	Beginning	Maturity	Annual financial charges	Unit price (in Reais)	3/31/2025	12/31/2024
	First Issue of Promissory Notes - 6th series	200	4	7/4/2019	7/4/2025	CDI + 0.72% per year	83,263,964	332	322
	Second Issue of Debentures - 2nd series	660,000	660,000	6/1/2021	5/22/2028	CDI + 1.95% per year	1,049	692	669
	Third Issue of Debentures - 1st series - CRI	982,526	982,526	10/15/2021	10/16/2028	IPCA + 5.15% per year	1,238	1,216	1,178
	Third Issue of Debentures - 2nd series - CRI	517,474	517,474	10/15/2021	10/15/2031	IPCA + 5.27% per year	1,238	641	620
	Fourth Issue of Debentures - single series	2,000,000	2,000,000	1/7/2022	11/26/2027	CDI + 1.75% per year	1,047	2,094	2,024
	First Issue of Commercial Paper Notes - single series	750,000	750,000	2/10/2022	2/9/2025	CDI + 1.70% per year	-	-	786
	Fifth Issue of Debentures - single series - CRI	250,000	250,000	4/5/2022	3/28/2025	CDI + 0.75% per year	-	-	258
	Sixth Issue of Debentures - 1st series - CRI	72,962	72,962	9/28/2022	9/11/2026	CDI + 0.60% per year	1,005	73	75
	Sixth Issue of Debentures - 2nd series - CRI	55,245	55,245	9/28/2022	9/13/2027	CDI + 0.70% per year	1,005	57	58
	Sixth Issue of Debentures - 3rd series - CRI	471,793	471,793	9/28/2022	9/13/2029	IPCA + 6.70% per year	1,135	535	534
	Second Issue of Commercial Paper Notes - single series	400,000	400,000	12/26/2022	12/26/2025	CDI + 0.93% per year	1,321	528	513
	Seventh Issue of Debentures - 1st series - CRI	145,721	145,721	7/25/2023	7/15/2026	CDI + 1.00% per year	1,027	150	154
	Seventh Issue of Debentures - 2nd series - CRI	878,503	878,503	7/25/2023	7/15/2027	Pré 11.75% per year	1,023	898	925
	Seventh Issue of Debentures - 3rd series - CRI	46,622	46,622	7/25/2023	7/17/2028	CDI + 1.15% per year	1,027	49	50
	Eighth Issue of Debentures - 1st series	400,000	400,000	12/22/2023	12/22/2027	CDI + 1.85% per year	1,037	415	401
	Eighth Issue of Debentures - 2nd series	400,000	400,000	12/22/2023	12/22/2028	CDI + 1.95% per year	1,037	415	401
	Ninth Issue of Debentures - single series	500,000	500,000	3/28/2024	3/26/2029	CDI + 1.25% per year	1,002	501	516
	Tenth Issue of Debentures - single series	1,800,000	1,800,000	6/25/2024	6/20/2029	CDI + 1.25% per year	1,036	1,865	1,805
	Eleventh Issue of Debentures - single series	2,800,000	2,800,000	10/1/2024	9/25/2029	CDI + 1.25% per year	1,002	2,806	2,882
	Twelfth Issue of Debentures - single series	800,000	800,000	12/13/2024	12/10/2029	CDI + 1.25% per year	1,039	831	804
	Borrowing costs							(164)	(176)
								13,934	14,799

	The Company issues debentures to strengthen its working capital, maintain its cash strategy, and lengthen its debt and investment profile. The debentures issued are non-preemptive, non-convertible into shares, do not have renegotiation clauses and do not have guarantees.

15.7	Borrowings in foreign currencies

	As of March 31, 2025, the Company has borrowings in foreign currency to strengthen its working capital, maintain its cash strategy, lengthen its debt and investment profile.

15.8	Guarantees

	As of March 31, 2025, the Company has no guarantees related to its borrowing agreement.

15.9	Swap contracts

	The Company uses swap operations for 100% of its borrowings denominated in US dollars, in fixed interest rates and IPCA, exchanging these liabilities linked to real to the CDI (floating) interest rates. The annual average rate at CDI as of March 31, 2025 was 11.22% (10.83% as of December 31, 2024).

15.10	Financial covenants

	In connection with the debentures and promissory notes issued, the Company is required to maintain certain financial ratios. These ratios are calculated quarterly based on the Company’s interim financial information prepared in accordance with accounting practices adopted in Brazil, as follows: (i) consolidated net debt / equity less than or equal to 3.00; and (ii) consolidated net debt/EBITDA Last Twelve Months ("LTM") ratio should be lower than or equal to 3.00.

	As of March 31, 2025, the Company had fulfilled all contractual obligations and was compliant with these ratios.

16	PROVISION FOR LEGAL PROCEEDINGS

	The provision for legal proceedings is estimated by the Company and supported by its legal counsel and was established in an amount considered sufficient to cover the considered probable losses.

		Tax claims	Social security and labor	Civil	Total
	Balance as of December 31, 2023	62	163	38	263
	Additions	4	42	3	49
	Reversals	(31)	(15)	(1)	(47)
	Payments	(9)	(16)	(2)	(27)
	Monetary correction	(3)	5	2	4
	Balance as of March 31, 2024	23	179	40	242

	Restricted deposits for legal proceedings	(1)	(12)	(10)	(23)
	Net provision for restricted deposits	22	167	30	219

		Tax claims	Social security and labor	Civil	Total
	Balance as of December 31, 2024	16	174	33	223
	Additions	-	76	5	81
	Reversals	-	(22)	(1)	(23)
	Payments	-	(27)	(1)	(28)
	Monetary correction	-	5	1	6
	Balance as of March 31, 2025	16	206	37	259

	Restricted deposits for legal proceedings	(4)	(2)	(2)	(8)
	Net provision for restricted deposits	12	204	35	251

	Of the total amount of the table above, R$35 (R$26 as of December 31, 2024) is the responsibility of GPA arising from contingencies up to 2016, pursuant to contractual provisions, namely: R$4 tax claims, R$15 labor claims and R$16 civil claims (R$4 tax claims, R$7 labor claims and R$15 civil claims as of December 31, 2024).

16.1	Tax claims

	Tax claims are subject by law to monthly monetary adjustment, which refers to an adjustment to the provision based on indexing rates adopted by each tax jurisdiction. Both interest charges and fines, where applicable, were calculated and provisioned with respect to unpaid amounts.

	The Company has other tax claims, which according to its legal counsel’s analysis, were provisioned, namely: (i) discussions on the non-application of the Accident Prevention Factor (FAP); (ii) IPI in the resale of imported products; and (iii) other matters.

	The amount provisioned for these matters as of March 31, 2025 is R$16 (R$16 as of December 31, 2024).

16.2	Social security and labor

	The Company is a party to various labor proceedings, especially due to dismissals in the regular course of business. As of March 31, 2025, the Company recorded a provision of R$206 (R$174 as of December 31, 2024), referring to a potential risk of loss relating to labor claims. Management, with the assistance of its legal counsel, assesses these claims and records provisions for losses when reasonably estimated, considering previous experiences in relation to amounts claimed.

16.3	Civil

	The Company is a party to civil proceedings (indemnifications, collections, among others) that are in different procedural phases and at various courts. Management records provisions in amounts considered sufficient to cover unfavorable court decisions when its internal and external legal counsel assess the losses to be probable.

	Among these proceedings, we highlight the following:

	The Company is a party to various lawsuits requesting the renewal of rental agreements and the review of the current rent paid. The Company records a provision for the difference between the monthly rental amounts originally paid by stores and the rental amounts calculated by the legal experts considering that it is the expert report amount that will be used as the basis for the decision that will change the rental amount paid by the Company. As of March 31, 2025, the amount of the provision for these lawsuits is R$28 (R$26 as of December 31, 2024), for which there are no restricted deposits for legal proceedings.

	The Company is a party to certain lawsuits relating to the fines applied by inspection bodies of direct and indirect administration of the federal government, states, and municipalities, including consumer defense bodies (PROCONs, INMETRO, and local governments). The Company, with the assistance of its legal counsel, assesses these claims recording provisions for probable cash disbursements according to the estimate of loss. As of March 31, 2025, the amount of provision for these lawsuits is R$9 (R$7 as of December 31, 2024).

	The Company’s total civil, regulatory and property claims as of March 31, 2025, is R$37 (R$33 as of December 31, 2024).

16.4	Contingent liabilities not accrued

	The Company is a party to other litigations for which the risk of loss was classified by its legal counsel to be possible, therefore, not accrued, to the following subjects:

		3/31/2025	12/31/2024

	Tax on Financial Transactions (IOF) – payment differences.	14	14
	PIS, COFINS – payment discrepancies and overpayments, fine for non-compliance with ancillary obligations, disallowance of PIS and COFINS credits, among other matters pending judgment at the administrative and judicial levels.	1,026	1,008
	ICMS – allocation of credits from purchases from suppliers considered unqualified by the registry of the State Revenue Service, among other matters, which are pending judgment at the administrative and judicial levels.	1,171	1,210
	ISS (services tax), IPTU (urban property tax), Fees and other – discrepancies in payments of IPTU, fines for non-compliance with ancillary obligations, ISS – refund of advertising expenses and various fees, which are pending judgment at the administrative and judicial levels.	20	20
	INSS (national institute of social security) – divergences in the FGTS and Social Security form (GFIP), offsets not approved, among other matters, which are pending judgment at the administrative and judicial levels.	24	25
	Other litigation – real estate lawsuits in which the Company claims the renewal and maintenance of lease agreements according to market prices. These lawsuits involve proceedings in civil court, as well as administrative proceedings filed by inspection bodies, among others.	2	2
	Compensation linked to the external legal counsel's success fee if all the proceedings were concluded in favor of the Company.	31	27
		2,288	2,306

	Of the total amount in the table above, R$1,086 (R$1,097 as of December 31, 2024) is the responsibility of GPA arising from contingencies up to 2016, pursuant to contractual provisions, namely: R$1,085 tax claims and R$1 civil claims (R$1,096 tax claims and R$1 civil claims as of December 31, 2024).

	Three collective proceedings were filed by institutions related to black people's movements due to an approach to a customer, in August 2021 at the store in Limeira - SP, which claim supposed racial issues. All were duly answered. One of them has already been extinguished by the judiciary without major effects. As of March 31, 2025, there are still two lawsuits in progress and, given the subjectivity of the matter, it is still not possible to reasonably estimate the amounts involved. A significant impact is not expected, upon completion the lawsuits on the Company's financial statements.

16.4.1	Uncertainty over IRPJ and CSLL treatments

	In compliance with ICPC 22/IFRIC 23 – Uncertainty over Income Tax Treatment, the Company has proceedings, at the judicial and administrative levels, with Government's regulatory agencies, which are related to uncertain tax treatments adopted for the recording of income tax and social contribution. Based on the assessment of internal and external legal counsel, the Company considers the tax treatment adopted is adequate, therefore, these proceedings were classified as possible losses. As of March 31, 2025, the amount involved was R$1,067 (R$1,025 as of December 31, 2024).

	Of the total amount above, R$297 is the responsibility of GPA arising from contingencies up to 2016, pursuant to contractual provisions (R$293 as of December 31, 2024).

16.5	Guarantees

	The Company provided bank guarantees and insurance guarantees for judicial proceedings of a civil, tax and labor nature, described below:

	Lawsuits	3/31/2025	3/31/2024

	Tax	1,780	1,110
	Labor	93	75
	Civil and others	48	38
		1,921	1,223

	The cost of guarantees as of March 31, 2025 is approximately 0.16% per year of the amount of the lawsuits (0.17% as of March 31, 2024) and is recorded as a financial expense.

16.6	Restricted deposits for legal proceedings

	The Company has recorded in its assets amounts relating to judicial deposits:

	Lawsuits	3/31/2025	12/31/2024

	Tax	16	16
	Labor	3	4
	Civil and others	4	4
		23	24

17	DEFERRED REVENUES

			3/31/2025	12/31/2024

	Commercial agreement with suppliers (i)		329	418
	Commercial agreement - payroll (ii)		41	37
	Marketing		30	20
			400	475

	Current		372	449
	Non-current		28	26

	(i) Refers to rental of supplier product exhibition modules "checkstand", point of sale displays and backlight panels.
	(ii) Commercial agreement with a financial institution for exclusivity in payroll processing.

18	INCOME TAX AND SOCIAL CONTRIBUTION

18.1	Reconciliation of income tax and social contribution expense

				3/31/2025	3/31/2024
	Income before income tax and social contribution			151	54
	Expense of income tax and social contribution, for nominal rate (34%)			(51)	(18)
	Adjustments to reflect the effective rate
	Tax fines			(3)	(2)
	Share of profits			6	6
	ICMS subsidy - tax incentives (i)			10	11
	Monetary correction credits			1	11
	Other permanent differences			3	(2)
	Effective income tax and social contribution			(34)	6

	Income tax and social contribution for the period
	Current			(61)	(27)
	Deferred			27	33
	(Expenses) benefits of income tax and social contribution			(34)	6

	Effective rate			22.5%	-11.1%

	(i) The Company calculates tax benefits that are characterized as tax incentives that, according to legal forecast, do not comprise the basis for calculating income tax and social contribution.

18.2	Breakdown of deferred income tax and social contribution

	The main components of deferred income tax and social contribution in the balance sheets are the following:

			3/31/2025			12/31/2024
			Assets	Liabilities	Net	Assets	Liabilities	Net
	Deferred income tax and social contribution
	Tax losses		287	-	287	314	-	314
	Provision for legal proceedings		79	-	79	67	-	67
	Swap		-	(108)	(108)	-	(132)	(132)
	Goodwill tax amortization		-	(317)	(317)	-	(317)	(317)
	Mark-to-market		3	-	3	2	-	2
	Property, plant and equipment and intangible assets		10	-	10	10	-	10
	Unrealized losses with tax credits		-	(57)	(57)	-	(71)	(71)
	Provision of inventory		25	-	25	35	-	35
	Borrowing costs		-	(57)	(57)	-	(62)	(62)
	Lease net of right of use		3,165	(2,906)	259	3,249	(3,016)	233
	Compensation program		39	-	39	21	-	21
	Exchange rate		2	-	2	33	-	33
	Others		1	-	1	7	-	7
	Gross deferred income tax and social contribution assets (liabilities)		3,611	(3,445)	166	3,738	(3,598)	140

	Compensation		(3,445)	3,445	-	(3,598)	3,598	-

	Deferred income tax and social contribution assets (liabilities), net		166	-	166	140	-	140

	Management has assessed the future realization of deferred tax assets, considering the projections of future taxable income, in the context of the main variables of its businesses. This assessment was based on information from the strategic planning report previously approved by the Company´s Board of Directors.

	The Company estimates the recovery of these credits as follows:

18.3	Roll forward of deferred income tax and social contribution

		3/31/2025	3/31/2024
	At the beginning of the period	140	171
	Benefits in the period	27	33
	Income tax effect	-	(1)
	Others	(1)	(9)
	At the end of the period	166	194

19	SHAREHOLDERS’ EQUITY

19.1	Capital stock and stock rights

	According to the Company's bylaws, the Company's authorized capital may be increased up to 2 billion common shares. Below, the subscribed and fully paid-in share capital, represented by common shares, all nominative and with no par value:

					Number of shares	Amount (in reais)
	As of December 31, 2023 and March 31, 2024				1,351,833,200	1,271,691,249

	As of December 31, 2024				1,352,215,647	1,271,695,074
	Capital contribution - Board of Directors' Meeting on 3/18/2025 (i)				-	184,074,731
	Capital contribution - Board of Directors' Meeting on 3/18/2025				29,538	295
	As of March 31, 2025				1,352,245,185	1,455,770,100

	(i) Capital contribution through expansion reserve, without issuing new shares.

	Below, the shareholding structure of the Company:

		Note	3/31/2025	Participation		12/31/2024	Participation
	Outstanding shares		1,348,445,185	99.72%		1,348,415,647	99.72%
	Treasury shares	19.4	3,800,000	0.28%		3,800,000	0.28%
			1,352,245,185	100.00%		1,352,215,647	100.00%

19.2	Distribution of dividends and interest on own capital

	At a meeting of the Board of Directors held on December 30, 2024, the advance payment of interest on own capital in the gross amount of R$125 was approved, on which the withholding tax was deducted in the amount of R$16, corresponding to the net amount of R$109. The effective payment occurred on February 28, 2025.

	On March 26, 2025, the Management's proposal was disclosed to the market, including the dividend amounts and the allocation of the Company's profits as of December 31, 2024.

	At the Annual General Meeting of Shareholders held on April 25, 2025, the Shareholders voted to approve the mandatory minimum dividend of R$20, calculated in accordance with the Corporations Legislation and the Company's bylaws, for the year ended December 31, 2024. The total amount of dividends corresponds to R$0.014541232193963 per common share. The payment will occur on June 23, 2025.

19.3	Expansion reserve

	On March 26, 2025, the Management's proposal was disclosed to the market, including the amount allocated to the expansion reserve based on the result for the year 2024, totaling R$368. The Management's proposal was approved at the Annual General Meeting of Shareholders held on April 25, 2025.

19.4	Treasury shares

	On June 25, 2024, the Board of Directors approved the first share buyback program for the Company’s issued shares. The program aims to acquire, within up to 12 months from the approval date, up to 3,800,000 common shares, representing 0.28% of the total shares outstanding, for treasury stock and delivery of these shares to participants in the Executive Partner Program, see note 19.5.4, and the Long-Term Incentive Plan through the Granting of the Right to Receive Shares, see note 19.5.5. The shares were acquired in the stock market based on normal trading conditions.

	On March 18, 2025, the Board of Directors approved the second share buyback program for the Company’s issued shares. The program aims to acquire, within up to 12 months from the date April 1, 2025 up to 8,000,100 common shares, representing 0.59% of the total shares outstanding, for the same purpose as described above. The shares will be acquired in the stock market based on normal trading conditions. Until May 8, 2025, date of issue of this interim financial information, the Company repurchased shares in the amount of R$4, representing 466,300 common shares.

	The table below represents the movement of treasury shares:

			Number of shares	Amount (in reais)		Average purchase price
	As of December 31, 2024		3,800,000	26,390,274		6.94
	Additional costs of the period		-	497		-
	As of March 31, 2025		3,800,000	26,390,771		6.94

19.5	Share-based payment

19.5.1	Recognized options granted

Information relating to the Company's Option Plan and Compensation Plan is summarized below:

3/31/2025
Number of shares (in thousands)
Series granted	Grant date	1st exercise date	Exercise price on the grant date (in reais)	Gran- ted	Exer- cised	Cance- lled	Current
B9	5/31/2022	6/1/2025	0.01	2,163	(405)	(116)	1,642
C9	5/31/2022	6/1/2025	12.53	1,924	(119)	(162)	1,643
B10 (i)	5/31/2023	6/1/2026	0.01	1,390	(57)	(65)	1,268
C10 (i)	5/31/2023	6/1/2026	11.82	1,390	-	(122)	1,268
B11 (i)	5/31/2024	6/1/2027	0.01	1,294	(35)	(56)	1,203
C11 (i)	5/31/2024	6/1/2027	10.62	1,294	-	(91)	1,203
9,455	(616)	(612)	8,227

(i) Shares granted to executives excluding statutory officers.

19.5.2	Consolidated information of Company's share-based payment plans

According to the plans, the options granted in each of the series can represent a maximum of 2% of the total shares issued by the Company.

The table below shows the maximum percentage of dilution to which current shareholders could eventually be subject to in the event that all options granted are exercised until March 31, 2025:

3/31/2025
(in thousands)

Number of outstanding shares	1,348,445
Balance of effective series granted	8,227
Maximum percentage of dilution	0.61%

The fair value of each option granted is estimated on the grant date, using the options pricing model "Black-Scholes" taking into account the following assumptions:

Series granted	Weighted average fair value of option's granted (in reais)	Estimated dividends	Approximate estimated volatility	Risk-free weighted average interest rate	Exit rate	Average remaining life expectancy

B9	15.27	1.20%	37.29%	12.18%	8.00%	2 months
C9	7.35
B10	10.33	1.31%	35.32%	10.87%	8.00%	14 months
C10	3.28
B11	11.89	0.77%	37.32%	11.28%	8.00%	26 months
C11	5.18

Shares (in thousands)	Weighted average exercise price (in reais)	Weighted average of the remaining contractual term
As of December 31, 2024	8,362	5.88	1.31

Cancelled during the period	(94)	8.28
Exercised during the period	(41)	0.01
Outstanding at the end of the period	8,227	5.88	1.06
Total to be exercised as of March 31, 2025	8,227	5.88	1.06

The amount recorded in the statement of operations for the period ended March 31, 2025 was R$7 (R$7 as of March 31, 2024).

19.5.3	Cash-settled share-based payment plan

At the Extraordinary General Meeting held on July 14, 2023, the cash-settled share-based payment plan was approved, only for the Company's Statutory Officers, this plan does not make officers a partner of the Company, they only acquire the right to receive a cash compensation corresponding to the average price of the Company's shares traded on B3 under the ticker ASAI3.

The calculation methodology is the linear average of the share price considering the last 20 trading sessions, including the base date of August 1, 2023 (grant date), until the end of the plan on July 31, 2028. The payment will be made in local currency, considering the vesting periods of the shares.

	Shares were granted to the Company's executives and receipt of the award in relation to 50% of these shares will be subject to compliance with the service condition (time-conditioned shares) and the other 50% will be subject to compliance, cumulatively, with the service condition and the performance condition (time-and performance-conditioned shares). Below, the movement for the period:

		Number of shares granted (in thousands)
		3/31/2025	12/31/2024
	At the beginning of the period	1,911	1,989
	Cancelled	-	(78)
	At the end of the period	1,911	1,911

	For shares conditioned on time to become vested, Offices must remain with the Company from the grant date to the dates below (vesting period):

a) 20% (twenty percent) on the 3-year anniversary from the grant date;
b) 20% (twenty percent) on the 4-year anniversary from the grant date; and
	c) 60% (sixty percent) on the 5-year anniversary from the grant date.

	For shares conditioned on time and performance to become vested, the Executive must comply with the vesting periods above, in addition to meeting the goals, being segregated between: a) Environmental, Social and Governance ("ESG") goal with a weight of 30%: i) hiring people with disabilities; ii) women in leadership, in managerial positions or higher; and iii) total carbon emissions – Scope 1 and 2; and b) Operating target with a weight of 70%: i) operating cash flow.

	The targets above will be reviewed annually by the Board of Directors and non-achievement of them, on December 31, 2026 and 2027, may be compensated by achievement on subsequent measurement dates.

	At the end of each vesting period, virtual shares conditioned on time that have become vested virtual shares will be automatically settled, for virtual shares conditioned on time and performance the goals listed above must be achieved.

	If the Officer is terminated on his/her own initiative, the Officer will lose the right to receive unvested shares, which will be immediately canceled and extinguished, without any compensation and/or indemnity, regardless of prior notice or notice. If the Officer is terminated at the initiative of the Company, through dismissal and removal from office due to serious misconduct, all his/her shares will be extinguished, without any compensation and/or indemnity, regardless of prior notice or notice. If the Officer is terminated due to mutual agreement between the Company and the Officer or on the Company's initiative, through dismissal and removal from office without serious misconduct, the Officer will have the right, subject to compliance with restrictive obligations, to settlement of all vested shares at the termination date and to maintain a portion of the unvested shares as agreed between the parties.

	As of March 31, 2025, the amount of the liability corresponding to the plan, including payroll charges, in recorded is "Cash-settled share plan" in non-current liabilities in the amount of R$8 (R$5 as of December 31, 2024) and the total expense recognized, was R$2 (R$3 as of March 31, 2024) and the fair value of the total of this plan in this date was R$19.

19.5.4	Executive Partner Program

	At the Ordinary and Extraordinary General Meeting held on April 26, 2024, the shareholders approved the Company's Executive Partner Program, intended to create a unique and extraordinary long-term program, which is not to be confused with the standard Long-Term Incentive, composed of a single grant of share rights to the Chief Executive Officer, the Commercial and Logistics Vice President, and the Operations Vice President (“Participants”), in a substantial amount and contingent on the Participants staying at the company and their achievement of certain performance targets, aiming at: (i) the long-term retention of the Participants; and (ii) the strengthening of the sense of ownership in the Participants, transforming key officers into relevant, long-term shareholders.

	Through the Executive Partner Program, on May 1, 2024 the Company granted to Participants the right to receive up to 27,044,904 Company shares, corresponding to up to 2% of the total number of Company shares on the date of approval of the Executive Partner Program, subject to the adjustments provided for in the Program, as follows:

	i) 0.40% will consist of restricted shares, the right to which will only be acquired if the Participants remain as Officers of the Company, as follows: i) 30% on the first vesting date (5 years from granted date) and 70% on the second vesting date (7 years from granted date); and

	ii) up to 1.60% will consist of shares with performance assumptions, the right to which will only be acquired if the following conditions are cumulatively met: i) the Participants remain as Officers of the Company until the second vesting date; and ii) the performance targets are achieved on the second vesting date, determined and calculated in accordance with the terms and conditions set out below.

	Shares with performance assumptions

	• The final number of shares with performance assumptions to which the Participants will be entitled will depend on the degree of achievement of the Earnings Per Share (“EPS”) target, according to the increase in the accumulated Compound Annual Growth Rate (“CAGR”) of the EPS during the calculation period, based on the achievement curve.

	• The EPS target achievement curve will begin at the minimum trigger corresponding to an accumulated EPS equal to or greater than IPCA (Extended Consumer Price Index) + 20% per year Starting from the minimum trigger of IPCA + 20% per year, the percentage of the total number of Company shares to which the Participants will be entitled will increase proportionally to the increase in the accumulated CAGR of the EPS up to the limit of 1.60% of the total number of Company shares. If the minimum trigger of the EPS target curve is not reached, it will be considered that the condition of performance was not reached.

• The achievement curve of the EPS accumulated performance target will be calculated considering the period between December 31, 2023 and December 31, 2030, except in the following cases in which the proportional period will be considered, as provided for in the Program: Involuntary Termination between the First and the Second Vesting Date; Disposal of Control and Relevant Acquisition; and Delisting and Withdrawal from Novo Mercado. The Financial Committee, the Audit Committee and the People, Culture and Remuneration Committee will calculate and verify the compliance with the performance targets.

• The shares (both the restricted shares and the shares with performance assumptions) will be transferred to the Participants through the delivery of shares held in treasury by the Company.

Additional shares

• The Participants will be entitled to receive the value per share of dividends, interest on equity or other amounts paid by the Company to its shareholders between the grant date and the date of receipt of these shares, which will be paid in shares (“additional shares”). The calculation of the additional shares will be made by multiplying the value per share distributed as earnings by the number of shares to which the Participants will be entitled to receive, on each payment date of the earnings, divided by the share price at the end of the trading session on B3 on the day immediately preceding the date on which the Company shares started being traded ex-dividends.

• The additional shares will be added to the target number granted (whether of restricted shares or shares with performance assumptions) and will be subject to the same terms and conditions applicable to restricted shares and shares with performance assumptions and will be transferred to the Participants under the same terms and conditions upon compliance with the applicable conditions.

All shares received by the Participants under the Executive Partner Program will be subject to a lock-up of three years from the date of receipt of the shares, unless otherwise provided for by the Board of Directors in cases of termination of the Participants.

The fair value of each share granted in the amount of R$13.12 was measured based on the share price on the granted date, reduced by the estimated discount of 13.50% due to the transfer restriction after the vesting period. The Company has determined the estimated number of shares that will be considered the right of the Participants in relation to the variable portion of the plan based on the result projections in line with the business assumptions and that at the end of each period the estimate will be adjusted according to these projections.

9,952,525 shares were granted, with a fair value of R$11.35.

As of March 31, 2025, the amount recognized in the statement of operations for the period was R$6 (there is no amount recorded as of March 31, 2024) and the fair value of the total of this plan in this date was R$139, including charges.

19.5.5	Long-term incentive plan through grant of the right to receive Company shares

At the Ordinary and Extraordinary General Meeting held on April 26, 2024, the shareholders approved the Long-Term Incentive Plan (“ILP”), intended to grant restricted shares and shares with performance assumptions to statutory and non-statutory directors of the Company (“Participants”), as well as to any other employees who are selected to participate in the plan.

By granting the right to receive Company shares to the Participants, the ILP Plan aims at: (i) aligning the interests of the Participants with the interests of the Company's shareholders; (ii) encouraging the Participants to stay at the Company or at the companies under its control; and (iii) maximizing the results and generating sustainable value for the Company and its shareholders.

The grants under the ILP Plan will be made in the following proportion: (i) 30% of the right granted will consist of restricted shares, and the transfer of the shares to the Participants will occur only upon compliance with a single vesting period of 3 years (except for the grant to the Chief Executive Officer, which will have a vesting period of up to 5 years, with partial vesting of 33% in the 3rd year, 33% in the 4th year and 34% in the 5th year); and (ii) 70% of the right granted will consist of shares with performance assumptions, and the transfer of the shares to the Participants will occur only upon compliance with a single vesting period of 3 years (5 years for the Chief Executive Officer) contingent on the achievement of the performance targets established by the Board of Directors, and the final number of shares with performance assumptions to which the Participants will be entitled will depend on the degree of achievement of these targets at the end of the single vesting period of 3 years (5 years for the Chief Executive Officer), and may vary from 90% to 110% of the target number of shares (and the target number of shares will assume the achievement of 100% of the targets).

Shares with performance assumptions

Regarding the grant of shares with performance assumptions, the indicators will be defined considering the following main objectives:

• preserve the Company's relevance and positioning in relation to its peers in the cash & carry sector;

• ensure the generation of sustainable business value;

• guarantee the profitability of the Company's business in the long term; and

• ensure an adequate level of profitability of operations, preserving healthy profit margin levels in relation to the Company's history.

The number of restricted shares and shares with performance assumptions granted will be determined based on: (i) a salary multiple, according to the grade occupied by the Participant; and (ii) the average share price in the 20 trading sessions prior to the grant.

The shares (both restricted shares and shares with performance assumptions) will be transferred to the Participants upon compliance with the conditions described in the plan, and the transfer of shares will be made through the delivery of shares held in treasury by the Company.

Through the ILP Plan, the Company will grant to the Participants the right to receive a certain number of shares corresponding to up to 1.5% of the total number of Company shares on the date of approval of the respective plan, subject to the specified adjustments.

The information related to the plan is summarized below:

3/31/2025
Number of shares (in thousands)
Series granted	Date of grant	1st exercise date	Grant	Effective
ILP - 2024	5/31/2024	5/31/2027	649	649
ILP - 2024	5/31/2024	5/31/2028	50	50
ILP - 2024	5/31/2024	5/31/2029	396	396
ILP - 2025	3/31/2025	3/31/2028	5,085	5,085
ILP - 2025	3/31/2025	3/31/2029	97	97
ILP - 2025	3/31/2025	3/31/2030	777	777
7,054	7,054

The fair value of each share granted is estimated on the grant date using the Black-Scholes pricing model, considering the following assumptions:

Series granted	Fair value granted (in reais)	Estimated dividends	Approximate estimated volatility	Risk-free weighted average interest rate	Average remaining life expectancy

ILP - 2024	11.90 (3rd year)	0.77%	37.32%	11.28%	26 months
11.81 (4th year)	36.94%	11.54%	38 months
11.72 (5th year)	38.27%	11.68%	50 months
ILP - 2025	6.98 (3rd year)	2.57%	41.69%	14.71%	36 months
6.80 (4th year)	39.51%	14.73%	48 months
6.63 (5th year)	39.50%	14.81%	60 months

Shares (in thousands)	Weighted average of the remaining contract term
As of December 31, 2024	1,095	3.19

Granted during the period	5,959
Outstanding at end of the period	7,054	3.22
Total to be exercised as of March 31, 2025	7,054	3.22

As of March 31, 2025, the amount recognized in the statement of operations for the period was R$1 (there is no amount recorded as of March 31, 2024) and the fair value of the total of this plan in this date was R$57, including charges.

20	NET OPERATING REVENUE

3/31/2025	3/31/2024
Gross operating revenue
Goods	20,217	18,762
Services rendered and others	74	64
20,291	18,826
(-) Revenue deductions
Returns and sales cancellation	(47)	(39)
Taxes	(1,692)	(1,565)
(1,739)	(1,604)

Net operating revenue	18,552	17,222

21	EXPENSES BY NATURE

	3/31/2025	3/31/2024

	Inventory cost	(15,158)	(14,166)
	Personnel expenses	(1,185)	(1,059)
	Outsourced services	(116)	(92)
	Selling expenses	(274)	(267)
	Functional expenses	(354)	(329)
	Other expenses	(138)	(128)
	(17,225)	(16,041)

	Cost of sales	(15,486)	(14,420)
	Selling expenses	(1,508)	(1,416)
	General and administrative expenses	(231)	(205)
	(17,225)	(16,041)

22	OTHER OPERATING EXPENSES, NET

		3/31/2025	3/31/2024

	Result with property, plant and equipment and leases	(2)	(4)
		(2)	(4)

23	NET FINANCIAL RESULT

		3/31/2025	3/31/2024
	Financial revenues
	Cash and cash equivalents interest	51	16
	Monetary correction assets	16	9
	Revenue from anticipation of payables	13	15
	Other financial revenues	3	3
	Total financial revenues	83	43

	Financial expenses
	Cost of debt	(548)	(451)
	Mark-to-market gain (loss)	7	(58)
	Cost and discount of receivables	(39)	(45)
	Monetary correction liabilities	(2)	3
	Interest on lease liabilities	(278)	(250)
	Other financial expenses	(13)	(2)
	Total financial expenses	(873)	(803)
		(790)	(760)

24	EARNINGS PER SHARE

	The Company calculates earnings per share by dividing the net income for the period, relating to each class of shares, by the total number of common shares outstanding in the period.

	The table below presents the determination of the net income for the period available to holders of outstanding common shares to calculate the basic earnings and diluted earnings per share in each year presented:

			3/31/2025	3/31/2024
	Net income allocated available to holders of common shares (a)		117	60

	Weighted average of number of shares, excluding treasury shares		1,348	1,352
	Basic denominator (million of shares) (b)		1,348	1,352

	Weighted average of stock option		7	3
	Diluted denominator (million of shares) (c)		1,355	1,355

	Basic earnings per million shares (R$) (a ÷ b)		0.087099	0.044747
	Diluted earnings per million shares (R$) (a ÷ c)		0.086633	0.044646

25	NON-CASH TRANSACTIONS

	The Company had transactions that did not represent cash disbursements, and, therefore, these were not presented in the Statement of Cash Flows, as follows:

	Transactions			Note
	Acquisition of property, plant and equipment not yet paid			11.3
	Dividends payable			19.2
	Offset of tax related to interest on own capital			19.2

26	SUBSEQUENT EVENTS

26.1	Borrowings in foreign currency

On April 1, 2025, the Company raised US$26 million (equivalent to R$150), with a maturity of 2 years, semiannual interest payments, and principal repayment at maturity. On the same date, a swap agreement was entered into to hedge against foreign exchange fluctuations, at a cost of CDI + 0.95% per year. The proceeds from the transaction were allocated to reinforce working capital.

On April 22, 2025, the Company raised US$100 million (equivalent to R$600), with a maturity of 3 years, semiannual interest payments, and principal repayment at maturity. On the same date, a swap agreement was entered into to hedge against foreign exchange fluctuations, at a cost of CDI + 1.39% per year. The proceeds from the transaction were allocated to reinforce working capital.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 8, 2025

Sendas Distribuidora S.A.

By: /s/ Aymar Giglio Junior

Name: Aymar Giglio Junior

Title: Vice President of Finance

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.